FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 7, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: October 7, 2003                                                                                                                                           By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Bought Deal Common Share Financing

Calgary, Alberta, October 7, 2003 - Gentry Resources Ltd. ("Gentry" or the "Company") announced today that it has entered into an agreement to sell, by way of a private placement financing, 2,250,000 common shares at a subscription price of $1.75 per share for gross proceeds to the Company of $3,937,500.  In connection with the private placement, the Company has granted the Underwriters an option to purchase an additional 750,000 common shares, exercisable prior to closing, at a subscription price of $1.75 per share.  If exercised, this option would result in $1,312,500 additional gross proceeds to the Company for total gross proceeds of $5,250,000.  The private placement will be conducted on a "bought deal" basis through an underwriting syndicate led by Research Capital Corporation.  The private placement proceeds will be used to fund the continued exploration and development of the Company's oil and natural gas properties including acquisitions, and proceeds of the offering may be used to temporarily reduce indebtedness until required for the foregoing purposes. Completion of the private placement is subject to receipt by the Company of all necessary regulatory and stock exchange approvals.

Closing of the private placement is anticipated to occur on October 30, 2003.

Gentry trades on the TSX under the symbol “GNY” and currently has 24,068,547 common shares issued and outstanding.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY